

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Room 3233

June 21, 2016

<u>Via E-mail</u>
Brad Farrell
Chief Financial Officer and Treasurer
Two Harbors Investment Corp.
590 Madison Avenue, 36th Floor
New York, New York

> **Re:** **Two Harbors Investment Corp.**
> **Form 10-K for Fiscal Year End December 31, 2015**
> **Filed February 26, 2016**
> **File No. 001-34506**

Dear Mr. Farrell:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Sonia Gupta Barros

                        Sonia Gupta Barros
                        Assistant Director, Office of Real
                        Estate and Commodities

Cc: Rebecca B. Sandberg
          General Counsel and Secretary
          Two Harbors Investment Corp.